

May 13, 2013

Via E-mail
Mr. Emilio M. Santandreu
President and Chief Executive Officer
OUR MicroLending, LLC
1790 SW 22nd Street
Suite 201
Miami, Florida 33145

> **Re:** **OUR MicroLending, LLC**
> **Amendment Number 10 to Registration Statement on Form 1-A**
> **Filed April 30, 2013**
> **File No. 024-10286**

Dear Mr. Santandreu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and submitting an amended registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Business

Overview, page 10

1. Please expand the last sentence of the disclosure to state that the company funded its lending operations by using funds from the sale of principal amounts of certificates.

Defaults: Collection Activities, page 13

2. We have reviewed your response to our prior comment number 11. Please expand the disclosure to state that for loans for which the borrower is making partial payments the company believes, if true, that the collateral/guarantor-co-borrower is adequate and the allowance for loan loss could cover any such loan.

3. We have reviewed your response to our prior comment number 12. We note that you state that the company's loan modifications are not troubled-debt restructurings. Please expand the disclosure to state, if true, that you have no loan modifications and therefore you have no troubled-debt restructurings. In addition, please expand the disclosure to state that for loans making partial payments that were disbursed in 2008 and 2009 these loans have an allowance for loan losses of 100%.

4. We have reviewed your response to our prior comment number 13. Please expand the disclosure to state, if true, that the company takes a 5% general reserve based on practice in the microfinance industry and recent loss experience. Also, state that the company's allowance for loan losses reflects probable loan losses inherent in the loan portfolio as of the balance sheet date.

Collection Activities – Hired Outside Consultants to Assist with Collections, page 15

5. Reference is made to the company's collection experienced for past due loans and the number of loans that have been past due which has decreased as noted by the bullet points. Please state the dates of this information as it is not consistent with the aging tables presented on page 15 or delete this information.

Profitability, page 16

6. Reference is made to the first paragraph. Please revise the disclosure to state that the total amount of new loans during 2012 was $927,149 or 119.37% of the amount of new loans made during the year ended December 31, 2011 of $776,671.

Description of Certificates, page 21

7. Please revise the disclosure to state that as of December 31, 2012, you have issued in this Offering $673,500 Certificates with an aggregate principal amount of $673,500 since subsequent to year end you sold $270,000 Certificates.

Management Relationships, Transactions and Remuneration, page 30

8. Please revise the disclosure to state that as a result, loans in the aggregate principal amount of $42,450 will be renewed every 90 days and loans in the aggregate principal amount of <u>$177,089</u> will be renewed yearly for three years.

Consolidated Financial Statements – September 30, 2012

Notes to the Financial Statements

Note 6 – Related Party Transactions

Member Contributions, page 11

9. We have reviewed your response to our prior comment number 43. You represent that the member contributions are $500,000 per the consolidated statement of changes in members' equity. On the cash flow statement you represent $121,745 cash was received from members and $586,326 was due to the conversion of loans to members' capital for a total of $708,071. Please reconcile the representations on the cash flow statement with the representations on the changes in members' equity and revise the note accordingly.

Note 14 – Fair Value Measurements, pages 14-15

10. We have reviewed your response to our prior comment number 44 and for the year ended December 31, 2011 your response to our prior comment number 55. It is unclear why the carrying value and fair value are identical for loans payable greater than 12 months and impaired loans as disclosed in Note 6. Please revise or advise.

Consolidated Financial Statements – December 31, 2011

Financial Statements

Consolidated Statement of Cash Flows, page 4

11. We have reviewed your response to our prior comment number 46. Please provide a roll forward of loans payable and tell us how the consolidated statement of cash flows supports the changes in cash flows from 12/31/10 to 12/31/12.

12. We have reviewed your response to our prior comment numbers 47, 49 and 51. You represent that the member contributions are $500,000 per the consolidated statement

of changes in members' equity. On the cash flow statement you represent $338,333 cash was received from members and $291,929 was due to the conversion of loans to members' capital for a total of $630,262. Please reconcile the representations on the cash flow statement with the representations on the changes in members' equity and revise the related note accordingly.

You may contact Christina Harley at (202) 551-3695 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant